 Exhibit 99.1

Open Props Intends to End Continuous Offering of Props Tokens in December 2021

New York, NY, August 13, 2021 – Open Props Inc. (Props) today announced that in December of this year it intends to end the continuous offering of its cryptographic Props Tokens under Regulation A+ and to stop supporting the Props Loyalty Program, through which users of participating apps are able to earn Props Tokens. Props will continue to support the Props Loyalty Program until it ends the continuous offering, so that users may claim Props Tokens for the next four months.

The innovative Props Token enables users of apps in the Props Loyalty Program to financially participate in the success of the networks they help grow. When apps adopted Props Tokens, they created new ways for app users to earn and benefit from the tokens, and millions of users of those apps have been able to participate in the Props Loyalty Program. The Props Token was the first consumer-facing token to be offered under Regulation A+ as a qualified security.

Following years of work and the devotion of substantial resources to this effort, Props has determined that the Props Loyalty Program cannot be maintained or further developed on a commercially viable basis within the existing regulatory framework for securities. Props has continuously developed new key functionalities, such as staking and app-specific tokens, and has explored other ways to improve the Props Loyalty Program. However, the company no longer believes that those or other functionalities can be implemented within a reasonable time and in a cost-effective manner, given existing regulatory constraints. In addition, U.S. holders of Props Tokens have been restricted from trading their Props Tokens due to the lack of a relevant, authorized domestic trading platform, such as an automated trading system (ATS). These factors have hindered the growth and development of the Props project. As a result, Props has announced the four-month transition period described above, after which it intends to discontinue the Props Loyalty Program and the continuous offering of Props Tokens.

Adi Sideman, CEO and Co-Founder of Props, said: “We set out to do everything right and qualify our token with the SEC, but that path has not been successful in our case. With many countries now working to bring digital assets into the mainstream, I hope that the legislative and regulatory conditions for future blockchain companies in the U.S. can evolve to facilitate blockchain projects that are designed to benefit consumers, as the Props project was.” Props has been exploring, and will continue to explore, strategic alternatives that may permit the continuation of Props Token offerings and the Props Loyalty Program.

About Props

Open Props Inc. is a Delaware corporation, the issuer of the Props Token and the developer of the Props Loyalty Program. The Props Loyalty Program was established to simplify blockchain’s technological and regulatory complexity for apps’ users, and to enable apps to easily implement Props Token-based loyalty programs in order to grant their users unique benefits and a financial stake in the success of the networks they help grow.

Investor Contact: Caron Kramer - ir@props.xyz

Press Contact: Dan Chmielewski - dchm@madisonalexanderpr.com / 949-231-2965